UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-102)

Under the Securities Exchange Act of 1934

 (Amendment No. 5)

EMPIRE PETROLEUM CORPORATION

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

292034 20 4

(CUSIP Number)

Michael Morrisett

Empire Petroleum Corporation

2200 S. Utica Place, Suite 150

Tulsa, OK 74114

(539) 444-8002

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communication)

August 15, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ⁯☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provision of the Act (however, see the Notes.)

CUSIP NO. 292034 20 4	13D	Page 2 of 7 pages

1	NAMES OF REPORTING PERSONS
Tony Kamin

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF; OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,103,294(1)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
1,103,294(1)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,103,294(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.9%(1)(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1) Includes 750,000 shares issuable upon the exercise of warrants and stock options.

(2) Based on 21,685,047 shares of common stock outstanding on August 15, 2022 as reported in the issuer’s Form 10-Q filed with the SEC on August 15, 2022.

CUSIP NO. 292034 20 4	13D	Page 3 of 7 pages

This Schedule 13D (Amendment No. 5) amends and restates in its entirety the Schedule 13D, which was originally filed on December 8, 2017, as amended through Amendment No. 4 filed on June 29, 2021. All per share references give effect to and reflect the 1-for-4 reverse common stock split effective March 7, 2022.

ITEM 1.  SECURITY AND ISSUER

The securities to which this Schedule 13D relate are shares of common stock, par value $0.001 per share (“Common Stock”), of Empire Petroleum Corporation (the “Company”).

The address of the Company’s principal executive office is 2200 S. Utica Place, Suite 150, Tulsa, OK 74114.

ITEM 2.  IDENTITY AND BACKGROUND

The residence address of Mr. Kamin is 619 Bluff Street, Glencoe IL 60022.

Mr. Kamin has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

Mr. Kamin has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such a proceeding, been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Kamin is a citizen of the United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

In 2015 and 2016, Mr. Kamin purchased 24,418 shares of the Company’s Common Stock in the open market through an entity controlled by him (“RLR Services Partnership”) using personal funds.

On February 15, 2015, Mr. Kamin purchased 30,000 shares of the Company’s Common Stock and a warrant to purchase 15,000 shares of Common Stock at an exercise price of $1.00 per share, which was immediately exercisable and expires on February 28, 2017, for an aggregate purchase price of $15,000 in a private placement by the Company through RLR Services Partnership using personal funds.

On December 23, 2016, Mr. Kamin purchased a convertible note convertible into 66,666 shares of the Company’s Common Stock and warrant to purchase 40,000 shares of Common Stock at an exercise price of $1.00 per share for an aggregate purchase price of $40,000 in a private placement by the Company through RLR Services Partnership using personal funds. Subsequent to December 23, 2016, the Company modified the note so it is convertible into 100,000 shares of the Company’s Common Stock and modified the warrant so it could be used to purchase 66,666 shares of Common Stock at an exercise price of $0.60 per share. On March 27, 2019, such warrant was exercised as further described below. On January 31, 2020, such note was converted as further described below.

On December 23, 2016, as compensation for serving on the Company’s Board of Directors, the Company authorized (1) the grant of a warrant to purchase 125,000 shares of the Company’s Common Stock at an exercise price of $0.60 per share, which would be immediately exercisable and expires December 31, 2021, and (2) the grant of a warrant to purchase 375,000 shares of the Company’s Common Stock at an exercise price of $1.00 per share, which would be immediately exercisable and expires December 31, 2021. These warrants were not issued by the Company until December 1, 2017. On April 3, 2019, these warrants were amended to extend the expiration date from December 31, 2021 to April 2, 2029.

CUSIP NO. 292034 20 4	13D	Page 4 of 7 pages

On February 28, 2017, the warrant to purchase 15,000 shares of Common Stock at an exercise price of $1.00 per share described above expired.

On December 1, 2017, as compensation for serving on the Company’s Board of Directors, the Company authorized the grant of a warrant to purchase 250,000 shares of the Company’s Common Stock at an exercise price of $1.00 per share, which would be immediately exercisable and expires December 31, 2021. On April 3, 2019, such warrant was amended to extend the expiration date from December 31, 2021 to April 2, 2029.

On December 1, 2017, Mr. Kamin purchased 35,000 shares of the Company’s Common Stock and warrant to purchase 35,000 shares of Common Stock at an exercise price of $0.60 per share, which was immediately exercisable and expires on December 31, 2019, for an aggregate purchase price of $14,000 in a private placement by the Company using personal funds. On March 27, 2019, such warrant was exercised with respect to 16,666 shares as further described below.

On January 10, 2018, Mr. Kamin purchased 62,500 shares of the Company’s Common Stock and warrant to purchase 62,500 shares of Common Stock at an exercise price of $0.60 per share, which was immediately exercisable and expires on December 31, 2019, for an aggregate purchase price of $25,000 in a private placement by the Company using personal funds.

On March 27, 2019, Mr. Kamin purchased 16,666 shares of the Company’s Common Stock through the exercise of a warrant at an exercise price of $0.60 per share, and RLR Services Partnership purchased 66,666 shares of the Company’s Common Stock through the exercise of a warrant at an exercise price of $0.60 per share. Both transactions were consummated using Mr. Kamin’s personal funds.

On December 31, 2019, the remaining portion (18,333 shares) of the warrant to purchase 35,000 shares of Common Stock at an exercise price of $0.60 per share described above that had not been exercised by Mr. Kamin expired.

On December 31, 2019, the warrant to purchase 62,500 shares of Common Stock at an exercise price of $1.00 per share described above expired.

On January 31, 2020, Mr. Kamin, through RLR Services Partnership, converted in full the convertible note for 100,000 shares of the Company’s Common Stock described above into 100,000 shares of Common Stock at a conversion price of $0.40 per share.

On December 31, 2020, as compensation for serving on the Company’s Board of Directors, the Company granted to Mr. Kamin under the Company’s 2019 Stock Option Plan a stock option to purchase 75,000 shares of the Company’s Common Stock at an exercise price of $1.40 per share, which was immediately exercisable and expires on April 2, 2029.

On March 30, 2021, Mr. Kamin through RLR Services Partnership purchased 25,000 shares of the Company’s Common Stock and warrant to purchase 25,000 shares of Common Stock at an exercise price of $2.00 per share, which was immediately exercisable and expires on December 31, 2022, for an aggregate purchase price of $35,000 in a private placement by the Company using personal funds. On May 3, 2021, Mr. Kamin through RLR Services Partnership purchased 25,000 shares of the Company’s Common Stock through the exercise of such warrant at an exercise price of $2.00 per share using personal funds.

On March 30, 2021, Mr. Kamin through an entity wholly owned by him (“Composite Resources LLC”) purchased 25,000 shares of the Company’s Common Stock and warrant to purchase 25,000 shares of Common Stock at an exercise price of $2.00 per share, which was immediately exercisable and expires on December 31, 2022, for an aggregate purchase price of $35,000 in a private placement by the Company using personal funds. On April 30, 2021, Mr. Kamin through Composite Resources LLC purchased 25,000 shares of the Company’s Common Stock through the exercise of such warrant at an exercise price of $2.00 per share using personal funds.

On March 30, 2021, Mr. Kamin through an entity controlled by him (“Alpha Nexus Partners”) purchased 57,142 shares of the Company’s Common Stock and a warrant to purchase 57,142 shares of Common Stock at an exercise price of $2.00 per share (“March 2021 Warrant”), which was immediately exercisable and expires on December 31, 2022, for an aggregate purchase price of $80,000 in a private placement by the Company using personal funds. On May 4, 2021, Mr. Kamin through Alpha Nexus Partners acquired 25,000 shares of the Company’s Common Stock through the partial exercise of the March 2021 Warrant at an exercise price of $2.00 per share using personal funds.  On June 8, 2022 Mr. Kamin through Alpha Nexus Partners acquired 32,142 shares of the Company’s common stock through the exercise of the remaining balance of the March 2021 Warrant at an exercise price of $2.00 per share using personal funds.

On July 5, 2022 Mr. Kamin exercised on a cashless basis outstanding stock options to purchase 75,000 shares of Common Stock granted under the 2019 Stock Option Plan at an exercise price of $1.40 per share, which resulted in a net issuance of 64,695 shares.

CUSIP NO. 292034 20 4	13D	Page 5 of 7 pages

ITEM 4.  PURPOSE OF TRANSACTION

Mr. Kamin acquired and owns the shares of the Company’s Common Stock, as described herein, for investment purposes. Mr. Kamin’s ownership percentage is below 5% as a result of (i) the Company issuing an additional 1,594,926 shares between May 1, 2022 and August 15, 2022, and (ii) Mr. Kamin selling 51,459 shares of Company Common Stock between June 17, 2022 and June 23, 2022. The disclosure regarding the sales in Item 5(c) below is incorporated herein by reference. Mr. Kamin may purchase shares, or dispose of additional shares, of Common Stock in various amounts and at various times depending upon Mr. Kamin’s continuing assessment of pertinent factors, including without limitation the price levels of the Common Stock, conditions in the securities markets and general economic and industry conditions, and the business prospects and financial condition of the Company.

Except as otherwise disclosed herein, at the present time, Mr. Kamin does not have any plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 to Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

(a)

Mr. Kamin is the beneficial owner of 1,103,294 shares of Common Stock, which includes 750,000 shares issuable upon the exercise of warrants and stock options, or 4.9% of the total issued and outstanding shares of Common Stock.

The ownership percentage included in this Amendment No. 5 for Mr. Kamin is based on 21,685,047 outstanding shares of Common Stock, which figure is disclosed in the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2022. The 750,000 shares that Mr. Kamin is deemed to beneficially own by virtue of having a right to acquire upon exercise of the warrants and stock options are considered outstanding solely for purposes of calculating his percentage of ownership.

(b)	The responses of Mr. Kamin to Items 7-11 of the cover page of this Schedule 13D are incorporated herein by reference.
(c)

Except as described in Item 3, during the past 60 days the Reporting Person effected the following transactions in the Common Stock prior to the filing of this Amendment No. 5:

Between June 17, 2022 and June 23, 2022, the Reporting Person sold 51,459 shares of Common Stock in the open market in multiple transactions per day, at various prices, as follows:

CUSIP NO. 292034 20 4	13D	Page 6 of 7 pages

Date of Transaction	Amount Sold(1)	Weighted Average Transaction Price ($)(2)(3)	Price Range Per Share ($)(3)(4)
June 23, 2022	2,000	16.53	16.438 to 16.88
June 22, 2022	10,749	16.98	16.88 to 17.44
June 21, 2022	23,700	16.73	16.45 to 17.07
June 17, 2022	1,010	17.15	17.15
June 17, 2022	14,000	16.41	15.94 to 16.81

(1) The amount of shares sold represents an aggregate number of shares of Common Stock executed by a broker-dealer in multiple open market transactions over a range of prices.

(2) The weighted average transaction price is the executed sales price less brokerage commissions. Mr. Kamin undertakes to provide the staff of the SEC, upon request, the number of shares executed by Mr. Kamin at each separate price.

(3) As a result of the “weighted average transaction price” being calculated after giving effect to brokerage commissions and the “price range per share” being calculated without giving effect to brokerage commissions, certain “weighted average transaction prices” may be less than the “price range per share.”

(4) The price range per share is the executed sales price without giving effect to brokerage commissions. Mr. Kamin undertakes to provide the staff of the SEC, upon request, the number of shares executed by Mr. Kamin at each separate price within the range.

(d)	Not applicable.
(e)	Not applicable.

CUSIP NO. 292034 20 4	13D	Page 7 of 7 pages

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Not applicable.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Tony Kamin

Tony Kamin

Date:   August 15, 2022